Filed by Galileo Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Galileo Acquisition Corp.

Commission File No.: 001-39092

Date: September 15, 2021

The following transcript (this “Transcript”) corresponds to a podcast conducted by SPACInsider with Shapeways, Inc. (“Shapeways”)’s Chief Executive Officer, Greg Kress, a copy of which has been posted to SPACInsider’s website at podbean.com as of the date above.

Nick Clayton 0:02

Hello and welcome to another SPACInsider PodCast, I'm Nick Clayton, and this week's SPACInsiders founder Kristi Marvin and I will be is speaking to Greg Kress CEO of Shapeways. Shapeways announced a combination with Galileo Acquisition Corp. in April. Shapeways platform allows customers to have digitally designed products manufactured and sent to them via its unique software platform it is at the center of the fascinating additive manufacturing space which has seen a bevy of SPAC transactions. We talk about the forces driving the adoption of additive manufacturing and the economics of providing 3D printing and other tools at different levels of the value chain. Take a listen:

Kristi Marvin 0:45

So Greg, additive manufacturing has been a hot sector for SPACs over the past year and SPACs certainly like to get into spaces that appear ready to boom. So, why do you think additive manufacturing is getting so much attention?

Greg Kress 0:53

Yeah, there's a couple things happening in additive manufacturing today and if you take a look at the broad market in general it’s primarily been driven by a couple of legacy players in the space. Those players have really seen a lot of exploration around the IP associated with their hardware technology and what that's done is allowed for a tremendous amount of investment in the VC community and new players kind of entering the space to develop new hardware for manufacturing. And, but for them to be competitive what they're doing is they're going to market with an open material model. And what that means that really allows anyone or chemical companies to really have open access to partner with them and to work with them to develop new materials that can be added and used on their equipment and so what you see is a lot of investment happening with the big chemical companies, generating new materials that can be used on those, on that equipment. With that being said, we have a couple 100 materials that are 3D printable today I mean the roadmaps for new materials that are rolling out in the market we're talking about 1000s of new materials that will be coming to market over the next several years, coming from some of the biggest chemical companies out in the space today. And so, what that creates is really exponential and end part locations. Where you see for the first time, engineers have access to hardware that meets their needs, materials that meet their needs, and it creates these end part applications that allows for medical, automotive, aerospace, industrial applications like never before. And so you see this huge amount of opportunity in front of the market where you start to see this compounded growth over the next 10 years we're going see more and more use of some of the new technologies and materials that are entering the space and that creates a ton of opportunity, right. You know, because ultimately the players in this space today really should be working together collaboratively you know we're not necessarily competitors against this stuff, against each other. We're really competing about the overall manufacturing space and that space is just so large and ready for the taking and a lot of us are working towards how do you go to that market together.

Nick Clayton 2:56

It is really interesting and it seems like there's a lot going on on the demand side as well and it appears that there's like a big factor propelling additive manufacturing’s rise or the market conditions like snarls and global trade and various other supply chain disruptions, You know, would we be making the same projections for this space if it weren't for some of those, some particularly tumultuous years in the last few years, in some of those areas?

Greg Kress 3:15

Yeah, that is a great question. I, I would I think you would be, I think a lot of the timing of a lot of these things that are happening are, regardless of what we've dealt with over the last year. Now, with that being said, the last year a pretty huge spotlight on supply chain issues and it kind of forced companies to kind of rethink what their supply chains look like, how they could gain more flexibility in those supply chains and how they could fill some of the gaps of some of, maybe some of the more historic or long supply chains that they have in place and so this provides a lot more flexibility. And so what you see a lot of companies doing is, you know, having an open mind to some of these technologies throughout the space I think that definitely shines a light on this, but I think we'd still be having this conversation even without what was going on with the pandemic because over the last several years you've seen a tremendous amount of innovation across hardware, materials, software, all really enabling additive manufacturing and the venture community has been investing in this quite a bit over the last five to 10 years, because they've been kind of preparing for this and helping seed a lot of investment companies, but I think you'd be seeing, regardless of the pandemic.

Kristi Marvin 4:23

Yeah, it's interesting you mentioned that a lot of the venture firms have been investing in these companies. Yet, because many of the companies going public recently via SPACs have been the manufacturers of the additive manufacturing machines themselves. But Shapeways serves the market in a very different way, could you, maybe, further, you know, explain that?

Greg Kress 4:41

Yeah, so Shapeways is a digital manufacturing platform. We partner with the hardware manufacturers, the people who make the physical printers, and the material providers, the people that make the raw materials that go into the printers and we provide manufacturing services to our customers so that anyone could go to Shapeways.com upload a 3D printable model, and basically configure that model and then receive that part within 24/48 hours across 90 different materials and finishes using some of the best industrial grade additive manufacturing capability out there today and so we partner very much with them. And so, when we think about the overall market, we have a couple different players that kind of overlap and work together and so we see ourselves as very complimentary to the hardware players and the material players we typically work with them on how they bring their materials to market, because if you put yourself in the shoes of one of their customers, their customers run into a tremendous amount of challenges launching new technologies right. One, it's a tremendous amount of capex investment, you need to have the know-how of how to 3D print, you need to make the right choice of what technologies and materials you're going to need for the long term, you have to bring in resources and software to go manage that. So it's a very daunting task and that's it takes a lot of time and investment and focus to go do that and so the majority of the time, the answer is no on new hardware, and materials and so a great other opportunity for the hardware manufacturers and the material manufacturers, is to guide them toward Shapeways, right and so we work hand in hand with them on the rollout of new technologies, new materials and we see ourselves as an opportunity to drive further and accelerated adoption of additive manufacturing in the space. So, we're very complimentary to them and they’re are some of our best partners out there today and they’ve become some of our best lead generators of new opportunities for Shapeways as we go to market.

Nick Clayton 6:34

It's really interesting because I definitely wanted to ask about how that relationship works because, you know, most of the hardware manufacturers going public have a business model based around selling the machines for big price tags and then they collect recurring income from service fees and consumables, with your model you are the one buying the machines and paying to keep them running. So how does the room for margin growth and the speed of scalability on the two sides of that interaction, how is that different?

Greg Kress 6:59

Yeah, so a couple things. One, obviously Shapeways has a lot of buying power, right, we buy a lot of equipment, and a lot of materials a lot more at scale than what a typical manufacturer would buy. So, we have pricing power kind of in the space and we have deep relationships and that allows us to get a competitive advantage from a costing perspective on some of the raw materials that go on to and into our business model. The second is we've invested over $100 million in software, over the last 10 years really digitizing the full end-to-end manufacturing process, what that allows us to do is really optimize our labor models, get higher asset utilization, minimize wasted materials and allows us to really optimize the gross margin that we get on a per part basis. The other point I would say is like if you were to buy a machine you would need a lot of volume to really get that ROI from that investment and what Shapeways does is we aggregate orders across similar customers similar parts so in a given manufacturing bill, we may have 1000s of different parts across hundreds of different customers, all in one manufacturing bill because the asset costs is the same, the labor model is relatively similar, the material usage is relatively the same. And so, it's really how do we maximize the amount of revenue that we get out of each time we go and run the asset. And so we're able to get to much higher levels of density which equates directly into gross margin and profitability that even some of our customers if they decided to make the investments and bring that in-house they would never be able to achieve the levels of cost structure that Shapeways is able to achieve, And that gives us a highly competitive differentiated position in the market because leaning on that software which does all of that work for us, allows us to basically have some of the best in class gross margins in the space versus what you would see in a typical manufacturer.

Nick Clayton 8:57

And so how does the demand in the market break down from your standpoint I imagine it ranges from major manufacturers needing large numbers of a certain widget on demand to customers that just need a print job for a component, you know, maybe on a one off, purpose, you know one off job. How does Shapeways cover these different shares in the market versus companies that are just selling the machines?

Greg Kress 9:17

Yeah, so, yeah, we take a step back Shapeways has always been a self-service business so we're able to support customers of all sizes across all industries. We're working directly with individual engineers, entrepreneurs and manufacturers themselves that use Shapeways for our ability to deliver low volume high mix production at scale. And so, what we're able to, and really through our software, is enable that to happen. And we're able to deliver that back to our customer with really, really high quality at great gross margins which enables us to really drive a good business model. Now ultimately, if you look at some of those other customers Shapeways has a differentiated position because we have the ability to aggregate orders across different customers and leverage that one cost model so that we can share some of those cost savings from a price perspective back with the individual users so you don't have to have volumes of orders to be able to actually get good pricing with the service like Shapeways.

Nick Clayton 10:16

Yeah, that's interesting and it seems like you can kind of serve a little bit of everybody. But in terms of the customers that you serve, how does your business break down by vertical on revenue mix?

Greg Kress 10:24

Yeah, and as I mentioned, you know we have historically been a self-service business, but we know a lot of our top 250 customers. Our top 250 customers are deeply integrated into our business, they drive 60% of our revenue today, and they have ongoing nonstop orders that are basically automatically integrated into Shapeways software platform through our API. So, as they go and place orders on their e-commerce sites, or their ERP systems or whatever they're using to go run and operate their business orders are automatically placed inside Shapeways some customers are placing 40 individual orders a day, some are placing hundreds of orders a day, all with unique individual parts that are manufactured by Shapeways. And so, they're really moving items from stock to this idea of a make-to-order. And by doing so we have a good insight to what those top 250 look like and they spread across a ton of different industries, Obviously, we have a lot of B2B to C customers, we have a lot of digital inventory customers, and then we really cover the gamut across jewelry, medical, automotive, aerospace and industrial applications for our customers.

Kristi Marvin 11:28

So, Greg, I am going to turn now to maybe some challenges and opportunities. What has been the most challenging aspect of Shapeways growth, does the chip shortage affect you at all or possibly inflation?

Greg Kress 11:40

Yeah, so I mean if we take a step back from a growth perspective where we are a manufacturing service, so it does require capex to invest in machines, bring them to market and work to go and drive volume for them so we've always been very thoughtful about how much capex we put into the business, and with this transaction that we're doing with Galileo and taking the company public we’ll have new proceeds going to invest in new manufacturing capabilities to scale growth. We're not really affected by the chip shortage, inflation is has a minimal impact to our business. We have a large installed manufacturing sites, both in the US and in Europe, and we have machines in place so I think ultimately today, the only thing that's really had the biggest impact on us is some of the logistics challenges that the big logistics companies had kind of in the middle of the pandemic where I think all businesses were really struggling with, you know, how do you deliver products under the circumstances of the pandemic. But as of right now Shapeways is not really seeing any limits I think right now we are down to, once we close this transaction. It's really going to be execution, right. It's about executing our growth strategies and pushing the business forward and there's multiple ways for us to win, but we feel like our strategy is, is spot on. So.

Kristi Marvin 12:54

So, Desktop Metal which went public last December and is a strategic investor and partner of yours has made a string of M&A moves to vertically integrate since completing its own deal. With Shapeways business models do you see ways that M&A could enhance your platform or are you laser focused on organic growth?

Greg Kress 13:09

I think it's a great question. If we take a step back one of our core use of capital is to invest in expanding our manufacturing capabilities and so this would include the materials that we're using, the technologies that we offer, the certifications, the footprint, the customer reach and so as if we think about doing that there's obviously a make-buy decision here where we can easily build this out ourselves like we have historically, but there's also an opportunity for us to go and acquire businesses that could help go and accelerate those capabilities. There's this is a very fragmented market with a lot of small players. It's interesting because a lot of these small players are not digitized so they run between 20 and 30% gross margin, they tend to be niche where they offer one technology, a couple of materials, one certification.

And so there's an opportunity for Shapeways to actually create a lot of shareholder value by going out and acquiring those businesses that trade at a discount because they're not digitized, they don't have a software platform, they have lower gross margins, acquire them, accelerate our own physical product strategy from a manufacturing point of view, and then also help go and drive gross margin for those businesses by implementing our software. And then ultimately there's a lot of synergies long term across the cost structures of those businesses where we can create even further value for our shareholders and so when we think about how you'd go grow I think M&A specifically in those small niche, additive manufacturers that are out there today. Shapeways can really add a lot of value to them and create lot of shareholder value to them by rolling them in and so as we think about rolling out our hardware, and technology and material capabilities from manufacturing perspective. M&A could be a really, really strong path for us.

Kristi Marvin 15:09

You know I did want to sort of follow up on Desktop Metal too. You know you've primarily focused on polymers so far but where do you see the opportunity with the expansion into metals, via Desktop Metals going?

Greg Kress 15:15

Yeah Shapeways today majority’s is a polymer business right we're focused on plastics. Now with that being said, we know that long term half the market is going to be in industrial metals and there's a lot of applications out there and so you know Desktop Metal purchased a company called Invision Tech, that’s been an incredible partner of Shapeways for a very long time and this really grew from that acquisition that they did, we've really had further conversations, and we're working directly hand in hand with Desktop Metal on like how would we go bring industrial metal applications to market, similar to what we've done with other companies. And so as we think about what we've done on the polmar side, we wanted some good launch partners as we started to think about how we would go launch industrial metals and so we've been working directly hand in hand with their team, bringing out, bringing capabilities internally and supporting a lot of their customers as we do it.

Nick Clayton 16:06

So yeah, as we've been talking about how trade and all of these various things are affecting manufacturing, And to see ability of getting products made into market. You know, you talked about how this this demand is expanding that what does that really look like I mean how much is additive manufacturing going be taking over what is traditionally been the kind of the realm of normal manufacturing?

Greg Kress 16:27

Yeah, it's a good question, if we think about what additive manufacturing really fits. There’re also a few other manufacturing processes that could fit into that so if you really just think about this idea of digital manufacturing which is focused on low volume, high mix production, the market today is roughly $39 billion growing over to $120 billion over the next 10 years, and what's fueling that is really this shift in changing need of what engineers are looking for. You know, engineers are looking for the ability to deliver products to market much faster, they don't want to have to wait months to to go through an iterative prototyping process, design process, blocking molds, tooling and then finally get your product to market 12 months later, They want to be able to deliver it to market, gain customer feedback, adjust and continue that process in a very agile way. The second is they don't want to invest in a lot of upfront costs like huge minimum order quantities, molds, tooling, fixtures, they want to get started with no investment. And the last is nobody can really predict where the future of materials and technologies is really going to lead us. And so they're looking for higher levels of flexibility. And so, as you see engineers really looking beyond just mass production, which is plagued with, you know, is known to be slow and rigid and highly and high upfront costs, they look for solutions like digital manufacturing and so, you know, a lot of industry reports are showing, you know, huge growth levers, over the next, you know 10 years and it's all be really being driven by those changing customer needs.

Nick Clayton 18:01

Yeah, imagine I imagined you know if I'm a widget company and I'm having to figure out how to get this thing out and I'm talking to a manufacturer in China or some other continent trying to going back and forth with all these different versions, you know, if it takes months plus the things got to get made somewhere else and brought here versus you know, maybe, you know, you know, just coming in through the mail. So, I mean, just how does your process compare on that step-to-step level. If I got my file I know I want to make this thing, how do I make it through Shapeways?

Greg Kress 18.28

Yeah, I think if you take a step back Shapeways software really manages that full process in a really efficient way and it breaks down into really five buckets, the first bucket is the ordering process and so, you know, once you have that file you can upload it to Shapeways its cloud based, you can configure your product with instantaneous pricing. We're doing automatic manufacturing checks behind the scenes we automatically create a digital inventory for you, and you move on and, and from there we're doing all the work behind the scenes for you. And so, we basically have all the automated checks where we're correcting over 80% of the files that come into Shapeways automatically using our software when. And when we need to do a geometry change we have automated workflows that go back and forth with the customer for them to go optimize their, their actual product to ensure the highest level of productivity or production capability in the manufacturing process. We then manage a very complex supply chain where we have, you know we're doing internal manufacturing we do use supply chain partners for some materials and technologies. And so, we're using our smart demand allocation to automatically allocate the four to 6,000 parts that come into Shapeways on a day to day basis, out to that supply chain, the most efficient way possible. Then we have all the pre-production software that is basically consolidating orders across different customers and basically allowing those customers to get the cost profile, of a fully built, fully volume bill yet they're only buying one part, and so they're not penalized for only manufacturing one piece, we're giving them the benefits of a cost model of a completely, fully efficient manufacturing process, and then from there, it becomes all about traceability and managing of a very high quality process and so what Shapeways software does is it manages highly complex one part workflows, because every part that flows through Shapeways has its own unique journey, we've done this for 21 million parts, so as that part starts flows from start to finish, we're tracking every step, every interaction, every person that touches it, so we know the material lot, the machine, when it was printed who touched it, how it was finished, all the way to logistics where we deliver the part directly to our customers’ end customers so we're typically drop shipping on our behalf, as we deliver parts over a million different endpoints in 160 countries.

Nick Clayton 20:46

I mean that's a ton of endpoints the I think also a lot of our listeners probably, you know don't realize just how many 3D printed, or otherwise additive manufactured, you know, parts or goods are sort of around them all the time like what are some of the examples of some of the big things that Shapeways has been putting out there?

Greg Kress 21:02

Yeah, it's. We do everything from a small gear to a case to like some really innovative products right. You know we have customers that are doing customized knee braces where they take an MRI scan and they automatically generate a customized knee brace specifically for your ACL injury and we're getting 40/50 of those orders on a day to day basis, we're doing, you know, manufacturing of customized driven, customer driven gaming pieces like from big gaming companies. We're doing low volume production for, you know, big drone companies or people that are in the, in the aerospace industry or we're doing work for replacement in digital inventory parts where there aren’t parts sitting on the shelf, but a part needs to be manufacturered for industrial application. So, it's a wide, wide range of capabilities doing really really innovative things, and creating a lot of value for our customers.

Kristi Marvin 22:00

But it'll be interesting to see too with metals, how that how that changes, you know.

Greg Kress 22:05

Yeah, it's a great you know part of it today is really only cover half the market so there's another huge aspect of the market that's not being serviced and so by our partnerships with, you know, companies like Desktop Metal. We have the opportunity to go and accelerate our entrance into that market to support more and more customer needs.

Kristi Marvin 22:24

Well I do have to ask you so SPAC questions. How did Shapeways decide on going public versus say via SPAC versus a traditional IPO, what was the thought process behind that?

Greg Kress 22:35

Yeah, so mid last year we were kind of looking at all options for the business and we were thinking about you know private public rounds and really thinking about how could we really go fuel the business and so we felt like we had built a strong foundation as a company we had a very scalable software platform, and we knew that there was several different verticals for us to go and fuel growth that needed, the required investment. And so we looked at the ways to go do that, you know ultimately, we lean towards going the public route and obviously SPAC is a much faster process. We were able to find a very very good partner in Galileo, that was able to kind of shepherd us through the process, and kind of remove a lot of the things that we weren't necessarily ready for, right. We did not do years of planning ahead of the IPO, but we were able to kind of work directly with Galileo and get ready in a shorter amount of time. They were also very very helpful in closing out a very very strong pipe, working through the S-4 process which we just went effective. And so now we're getting down to the very end of our, our process and so we're really excited about it. And I think the reason why going public could add some much value for Shapeways is really because one, it gives us a lot more flexibility from an M&A perspective, when you think about rolling out new capabilities, doing that as a private company really requires heavy cash, when in reality as a public company we can play with equity, debt and cash and a little bit more flexible way. Get more creative with some of the transactions that we could do. The second is a lot of public validation right being a public company in a space we're working with Fortune 500 companies for a lot of their business. This provides that additional level of validation. And lastly, this is a fast-growing market and this provides us additional paths for driving you know investment into the business and so we just saw this as a really really strong path forward. And we're making good progress. I mean, we did run into some hiccups here in general in the SPAC market over the last several months, right, so a lot of things have been delayed because of, you know, regulatory changes and things like that and additional oversight but you know, we've taken a one strike at a time and I feel like we're that the tail end of the process.

Kristi Marvin 24:47

Yeah, it's been a it's been an interesting summer for sure, but you know you did mention Galileo so in your, in your deal discussions with Galileo, how much did the valuation terms of earlier SPAC deals in the space play into your position versus maybe your internal metrics.

Greg Kress 25:03

Yeah that's a good question. I think it really was focused on internal metrics and our P&L and our growth plan and if we take a step back, there was, you know, we were one of the first digital manufacturers to kind of enter into this process there was some hardware players that were in the space but they're a little different, right. And so, we didn't really have any direct digital manufactures compared to other than some public companies that were already out in the space and so we really took a hard look at what the P&L look like the fundamentals of our business and where we could really go and grow and that's what they based their valuation off of. With that being said, we think it's a really compelling valuation for investors, we see that, compared to what else is happening in the market, and this could be a really good opportunity for investors as we go public for strong rerating (?).

Nick Clayton 25:47

Great, and you touched upon it a little bit earlier there about the ways in which being a public company can validate you in the marketplace, but even moving beyond that and some more kind of specific, you know, just business ways. How will being publicly traded help you competitively and how do you plan on utilizing those advantages?

Greg Kress 26:03

Yeah, I think one just already just from a branding perspective, this has been incredibly good for Shapeways. Just name recognition, number of new projects that we're working on, has been really really compelling. I think the other thing too is it allows other hardware and virtual manufacturers to continue to kind of align with us for strategically as we kind of go to market. I'm taking a big setback and additive right we really are trying to work. There's a lot of players in the space that are trying to build your system collectively and so you know this is what continues to put Shapeways at the forefront of helping, going and accomplish those goals.

Nick Clayton 26:40

Great, and you know we're seeing lots of new technologies coming to the market as well as, well as I'm sure you're working on your own innovations. You know, moving beyond the completion of this transaction what's next for Shapeways?

Greg Kress 26:51

Yeah, so we're laser focused on our full primary uses of capital. The first is really building out and accelerating our manufacturing capabilities and so there's a lot of work going on behind the scenes on how we go roll out new technologies, materials, certifications, footprint to go and help and expand and meet a lot of the customer needs. The second is really transitioning our business beyond just self-service from a go to market perspective, we've started accelerating hiring in business development resources to go and support the business. And we're already seeing really really good traction in that area and we'll continue to build out more and more of that, go to market strategy over time as we invest more in technical resources to help our customers drive more work to Shapeways. The third is, we are expanding our part envelope, beyond just additive manufacturing, you know, CNC, injection molding, sheet metal. This is more of a software discussion for us because we won't be doing as manufacturing internally. As manufacturing we'll leverage outsourced supply chain partners to fulfill that need. But a lot of our customers are looking for one place to go complete their entire shared wallet and so there's an opportunity for us to gain a lot more traction there supporting our customers as they need other manufacturing services. So the investment for us there really comes down to how do you support those types of files, how do you price them and cost them properly, how do you fix those files automatically? How do you manage those workflows and the supply chain related to it the most efficient way possible? And then the last piece is we've been monetizing our software. The software that we use inside Shapeways fully digitizes the end-to-end manufacturing system. And so we have the opportunity to go and offer that up to the market and to go help all manufacturers become more efficient to leverage each other's capabilities and to drive efficiencies in their own models and so there's a, the asset that we have been using behind the scenes as as our core differentiator. We also have the opportunity to go drive even more volume to Shapeways by offering it up to smaller manufacturers helping them digitize into u-shape with us a supply chain partner.

Kristi Marvin 29:00

I have a fun bonus question for you. What's the what's the origin story of Shapeways and how did you get into additive manufacturing?

Greg Kress 29.08

Yeah, so Shapeways was born out of the Philips incubator in the Netherlands and so Philips had actually made had an incubator where they made an investment in several companies and Shapeways was fully bread from this idea of how you enable anyone to have access to industrial grade additive manufacturing. And it really was always focused on low volume manufacturing. And that's why additive became such a key piece to it because additive is one of the really good manufacturing solutions for low volume production, But it was really like how can you remove those big barriers, you shouldn’t have to invest a million dollars in molds and tooling and fixtures right up front, you should not have to order a million parts to as a minimum order quantity you should be able to manufacture one part, right. So it was this idea of democratizing access to manufacturing in a very efficient way. And you know the business grew from there. They realized very quickly, the only way to do that high volume, low mix, or I'm sorry, low volume high mix business was really to digitize the identity manufacturing process. They also focused on you, you have to have that core capabilities of manufactory internally and, you know, and then it kind of grew from there, we raised capital from some incredible VCs including Union Square Ventures and Lux Capital, Andreessen Horowitz and Index Ventures and Inc F, and then a few strategics along the way and so like it's been an incredible business, incredible journey and it is a true success story.

Kristi Marvin 30:36

Thanks, Greg. It's always fun. Hearing how everyone started but looking forward to seeing what Shapeways does next for sure.

Greg Kress 30:43

Yeah, thank you for having me on and all of your listeners, it's great to connect with you guys.

About Shapeways

Shapeways is a leader in the large and fast-growing digital manufacturing industry combining high quality, flexible on-demand manufacturing powered by purpose-built proprietary software which enables customers to rapidly transform digital designs into physical products, globally. Shapeways makes industrial-grade additive manufacturing accessible by fully digitizing the end-to-end manufacturing process, and by providing a broad range of solutions utilizing 11 additive manufacturing technologies and more than 90 materials and finishes, with the ability to easily scale new innovation. Shapeways has delivered over 21 million parts to 1 million customers in over 160 countries.

About Galileo

Galileo Acquisition Corp. (“Galileo”) raised $138 million in October 2019 and its securities are listed on the New York Stock Exchange under the ticker symbols “GLEO.U,” “GLEO” and “GLEO.WS.” Galileo is a blank check company organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, or other similar business combination with one or more businesses or entities. Galileo is led by a serial SPAC sponsor team that has successfully completed four business combinations prior to the business combination with Shapeways. Its team is composed by seasoned dealmakers with diverse nationalities, M&A, principal investing and public company operating experience in both the North American and Western European markets.

Special Note Regarding Forward-Looking Statements

Certain statements included in this Transcript are not historical facts and are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this Transcript, regarding Galileo’s ability to consummate the transaction, the combined company’s strategy, future operations, and prospects are forward-looking statements. These statements are based on various assumptions, whether or not identified in this Transcript, and on the current expectations of the respective management of Shapeways and Galileo and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Shapeways and Galileo. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that the approval of the stockholders of Galileo or Shapeways is not obtained; failure to realize the anticipated benefits of the proposed transaction; the risk that Shapeways has a history of losses and may not achieve or maintain profitability in the future; the risk that Shapeways faces significant competition and expects to face increasing competition in many aspects of its business, which could cause our operating results to suffer; the risk that the digital manufacturing industry is a relatively new and emerging market and it is uncertain whether it will gain widespread acceptance; the risk that if Shapeways’ new and existing solutions and software do not achieve sufficient market acceptance; the amount of redemption requests made by Galileo’s stockholders; , and those factors discussed in Galileo’s registration statement on Form S-4 (as amended, the “Registration Statement”), under the heading “Risk Factors,” and other documents Galileo has filed, or will file, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Galileo nor Shapeways presently know, or that Galileo nor Shapeways currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Galileo’s and Shapeways’ expectations, plans, or forecasts of future events and views as of the date of this Transcript. Galileo and Shapeways anticipate that subsequent events and developments will cause Galileo’s and Shapeways’ assessments to change. However, while Galileo and Shapeways may elect to update these forward-looking statements at some point in the future, Galileo and Shapeways specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Galileo’s and Shapeways’ assessments of any date subsequent to the date of this Transcript. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

This Transcript relates to a proposed business combination between Galileo and Shapeways. More information about the business combination can be found in the Registration Statement, which includes a joint proxy statement/consent solicitation/prospectus and in Galileo’s Current Report on Form 8-K filed with the SEC on April 30, 2021. Although the parties currently intend to consummate the proposed business combination shortly after obtaining the requisite vote at the extraordinary general meeting of Galileo’s shareholders, pursuant to the terms of the Agreement and Plan of Merger and Reorganization, dated as of April 28, 2021, by and among Galileo, Shapeways, and the parties thereto, and Galileo’s Amended and Restated Memorandum and Articles of Association, the “outside date” to consummate the proposed business combination is October 22, 2021. Additional information about Galileo and about the proposed business combination with Shapeways can also be found in Galileo’s other filings with the SEC, copies of which are available free of charge at SEC.gov.

INVESTORS AND SECURITY HOLDERS OF GALILEO ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4/A, WHICH WAS ORIGINALLY FILED WITH THE SEC ON JUNE 9, 2021 AND DECLARED EFFECTIVE BY THE SEC ON SEPTEMBER 7, 2021, AND INCLUDES THE DEFINITIVE JOINT PROXY STATEMENT/CONSENT SOLICITATION/PROSPECTUS IN CONNECTION WITH GALILEO'S SOLICITATION OF PROXIES FOR ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTION BECAUSE THE JOINT PROXY STATEMENT/CONSENT SOLICITATION/PROSPECTUS CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. THE DEFINITIVE JOINT PROXY STATEMENT/CONSENT SOLICITATION/PROSPECTUS WILL BE MAILED TO SHAREHOLDERS OF GALILEO AS OF AUGUST 2, 2021 (THE RECORD DATE) FOR VOTING ON THE PROPOSED TRANSACTION.

Shareholders will also be able to obtain copies of the Registration Statement, including the joint proxy statement/consent solicitation/prospectus and any other documents filed by Galileo with the SEC, free of charge at the SEC's website (www.sec.gov).

Participants in the Solicitation

Galileo and Shapeways and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Galileo ordinary shares in respect of the proposed business combination. Galileo shareholders and other interested persons may obtain more detailed information regarding the names and interests in the proposed transaction of Galileo's and Shapeways’ directors and officers in Galileo’s filings with the SEC, including the Registration Statement which includes the joint proxy statement/ consent solicitation / prospectus of Galileo for the proposed transaction. These documents can be obtained free of charge from the sources indicated above.

Disclaimer

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contact Information

Investor Relations
investors@shapeways.com

Media Relations
press@shapeways.com